

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
JUN 3 0 2003
181

Commission file number 001-15007

A. Full title of the plan and the address of the plan, if differend from that of the issuer named below:

DAVE & BUSTER'S 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAVE & BUSTER'S, INC.
2481 MANANA DRIVE
DALLAS, TX 75220

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVE & BUSTER'S 401(k) SAVINGS PLAN

By 401(k) Benefit Management Committee appointed pursuant to the Plan:

Date: June 20, 2003

By: 
John S. Davis
Sr. V. P. General Counsel, Committee Member

By: 
Sterling Smith
Sr. V. P. Operations, Committee Member

By: 
Nancy J. Duricic
Sr. V. P. Human Resources, Committee Member

By: 
W. C. Hammett
Sr. V. P. Chief Financial Officer, Committee Member

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report incorporated by reference in the Registration Statement (Form S-8, File No. 333-88183) pertaining to the Dave & Buster's Employee 401(k) Savings Plan and in the related prospectus of our report dated April 29, 2003, with respect to the financial statements and supplemental schedule of the Dave & Buster's Employee 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



Sutton Frost Cary LLP

Arlington, Texas
June 18, 2003

DAVE & BUSTER'S
EMPLOYEE 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001

AND

REPORT OF INDEPENDENT AUDITORS

DAVE & BUSTER'S
EMPLOYEE 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS WITH SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS



Sutton Frost Cary LLP
A Limited Liability Partnership
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee
DAVE & BUSTER'S
EMPLOYEE 401(K) SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of Dave & Buster's Employee 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Sutton Frost Cary
A Limited Liability Partnership

April 29, 2003

600 Six Flags Drive, Suite 600 • Arlington, Texas 76011
(817) 649-8083 • Metro (817) 640-7609 • Fax (817) 649-3202
www.sfcllp.com • E-Mail: admin@sfcllp.com

Dave & Buster's
Employee 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Cash	$ 1,790	$ 74,888
Investments, at fair value:		
Interest in registered investment company funds	2,919,706	2,934,451
Investment in common/collective trusts	1,508,624	1,175,693
Investment in Dave & Buster's, Inc. common stock	301,989	233,384
Loans to participants	348,288	295,816
Total cash and investments	5,080,397	4,714,232
Receivables:		
Employer contributions	9,017	-
Participant contributions	44,094	57,794
Other	13	13
Net assets available for benefits	$ 5,133,521	$ 4,772,039

The accompanying notes are an integral part of these financial statements.

DAVE & BUSTER'S
EMPLOYEE 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:	
Interest	$ 21,290
Contributions:	
Employer	430,069
Participant	1,357,301
Transfers	34,239
Total additions	1,842,899
Deductions from net assets attributed to:	
Distributions to participants	811,599
Net depreciation in fair value of investments	669,818
Total deductions	1,481,417
Net increase	361,482
Net assets available for benefits:	
Beginning of year	4,772,039
End of year	$ 5,133,521

The accompanying notes are an integral part of these financial statements.

DAVE & BUSTER'S
EMPLOYEE 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1 - DESCRIPTION OF PLAN

GENERAL

The DAVE & BUSTER'S EMPLOYEE 401(K) SAVINGS PLAN (the "Plan") is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was established on January 1, 1996 covering substantially all employees of Dave & Buster's, Inc. (the "Company"). During 1999, the Company established a new plan under the American Express prototype plan. This plan has provisions similar to those of the Plan established on January 1, 1996. American Express served as the plan's custodian and trustee during the years ended December 31, 2001 and 2002. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

PLAN AMENDMENTS

During the year ended December 31, 2002, the Plan was amended and restated and a new trustee and custodian were appointed. Effective January 1, 2003 the Plan's trustee will be The Charles Schwab Trust Company and the custodian will be Milliman USA. Plan assets transferred to the new custodian were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning December 13, 2002 and continuing through January 22, 2003. During this period, changes could not be made to participant accounts and funds could not be withdrawn from the Plan.

Effective January 1, 2003, the Plan was amended for minor provision changes and to change the name of the Plan to DAVE & BUSTER'S 401(K) SAVINGS PLAN.

PARTICIPANT ACCOUNTS

In general, employees of the Company, except employees covered by a collective bargaining agreement, non-resident aliens, and leased employees who are twenty-one years old or older are eligible for participation after they have completed six months of employment. Subject to certain limitations on annual additions, each participant's account is credited with (1) employee elective deferrals, (2) Company regular and matching contributions, and (3) an allocation of Plan earnings. The allocations are based on participants' account balances, as defined. Participants may modify investment elections, transfer existing account balances, and obtain information regarding the investments on a daily basis.

CONTRIBUTIONS

The Plan is funded through employee elective deferrals and Company contributions. A participant's elective deferrals may be between one percent and fifteen percent, not to exceed Internal Revenue Service ("IRS") limitations each year. The Company contributes a matching contribution amount of 50% of up to six percent of a participant's wages. The Company may elect to contribute an annual discretionary amount.

(Continued)

1 - DESCRIPTION OF PLAN (Continued)

DISTRIBUTIONS TO PARTICIPANTS

Upon normal retirement age, death, disability, or termination, a participant's benefits are payable, at the election of the recipient, in a lump-sum amount equal to 100% the participant's vested account balance or in an installment payment.

VESTING

Participants are immediately vested in elective deferrals and qualified non-elective contributions plus actual earnings thereon. Vesting in the Company's matching and regular contribution portion of their account plus actual earnings thereon is based on years of continuous service. The participant is vested 25% per year beginning after one year of service and is 100% vested after four years of service or upon the first to occur of the participant's retirement, death, or disability, as defined. The Company may use forfeitures from nonvested participants to offset future Company contributions. Unallocated forfeited nonvested accounts of $550 and $46,711 at December 31, 2002 and 2001, respectively, were available to reduce future employer contributions.

PARTICIPANT LOANS

Loans are available for all participants. Participants are limited to a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions as defined by the IRS. A one-time origination fee is charged at inception of the loan. The loans are secured by the balance in the participant's account and bear interest based on the prime rate reported in the *Wall Street Journal* plus 1% (5.25% to 10.5% for the year ended December 31, 2002). The maximum repayment period is generally five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to current investment elections.

ADMINISTRATIVE EXPENSES

The expenses incident to the operation of the Plan are paid by the Company.

PLAN TERMINATION

Although the Company expects to continue the Plan, it may be terminated by the Company at any time subject to the provisions of ERISA. In the event the Plan is terminated, each of the participants will have a nonforfeitable 100% vested interest in his or her account balance, including all Company contributions, subject to payment of liquidation costs and expenses.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared under the accrual method in accordance with U.S. generally accepted accounting principles.

ESTIMATES AND ASSUMPTIONS

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could vary from the estimates used in preparing the accompanying financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION

The fair value of the Plan's interest in registered investment company funds is based on quoted market prices which represent the net asset value of shares held by the Plan. Investments in common stock of the Company have been valued using quoted market prices in active markets.

Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. The Plan presents the net change in fair value of registered investment company funds and common stock of the Company, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The income earned on participants' accounts is allocated on a daily basis using the previous day's ending account balance.

Items which have not been allocated to specific accounts as of year-end are maintained in an unallocated account until they are passed to their respective funds. These amounts principally relate to employee and employer matching contributions.

BENEFITS

Benefits are recorded when paid.

(Continued)

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balance and the amounts reported in the statement of net assets available for benefits.

3 - INVESTMENTS

Investments at December 31, 2002 and 2001 representing five percent or more of the fair value of assets available for benefits are as follows:

	2002	2001
* American Express Trust Income Fund II	$ 855,718	$ 597,762
* American Express Long-Term Horizon Fund	405,042	395,268
* American Century Income & Growth Fund	831,130	978,887
* Janus Advisor International Growth Fund	414,896	489,926
* Janus Advisor Aggressive Growth Fund	762,287	776,526
* AXP Bond Fund	503,066	378,222
* Dave & Buster's Stock Pool	301,989	233,384

* A party in interest as defined by ERISA

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($669,818) as follows:

Interest in registered investment company funds	$ (647,500)
Interest in common/collective trusts	(59,408)
Investment in Dave & Buster's, Inc. common stock	37,090
	$ (669,818)

4 - TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on January 31, 2003 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5 - PARTY IN INTEREST TRANSACTIONS

At December 31, 2002, the Plan held as an investment 34,912 shares of Company common stock with a market value of $301,989. At December 31, 2001, the Plan held as an investment 43,743 shares of Company common stock with a market value of $233,384.

6 - FORM 5500 INFORMATION

Amounts reported in the accompanying financial statements are different than the amounts reported in the Plan's 2002 Form 5500 as follows:

	Financial Statements	Form 5500
Receivables - participants'	$ 44,094	$ -
Contributions:		
Employer's	430,069	421,052
Participants	1,357,301	1,371,001

These differences are due to Form 5500 being prepared under a modified cash basis and the financial statements being prepared under the accrual method in accordance with U.S. generally accepted accounting principles.

SUPPLEMENTAL SCHEDULE

THE DAVE & BUSTER'S EMPLOYEE 401(K) SAVINGS PLAN

ID #75-2680048

PLAN #001

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	American Express	Common stock - Dave & Busters, Inc.	$ 312,361	$ 301,989
*	American Express	American Express Trust Income Fund II	820,185	855,718
*	American Express	AXP Bond Fund	497,320	503,066
*	American Express	American Express Short-Term Horizon Fund	108,748	107,942
*	American Express	American Express Medium-Term Horizon Fund	130,074	125,359
*	American Express	American Express Long-Term Fund	489,273	405,042
*	American Express	American Century Income & Growth Fund	1,083,989	831,130
*	American Express	Janus Advisor International Growth Fund	589,097	414,896
*	American Express	AXP New Dimensions Fund	278,221	235,444
*	American Express	Janus Advisor Aggressive Growth Fund	1,040,612	762,287
*	American Express	AXP Small Company Index Fund	196,941	172,884
*	American Express	American Express Trust Money Market II	14,562	14,562
*		Participant loans with interest rates at 5.25% to 10.5%, generally due through 2007	-	348,288
			$ 5,561,383	$ 5,078,607

* A party in interest as defined by ERISA